Exhibit (a)(1)(C)

To: Eligible Holders

From: Peter Castrichini

RE: One-time Sage Stock Option Exchange – Program Launch

All,

As you know from Erin’s email of December 8, 2023, our Board of Directors recently approved a voluntary one-time Sage stock option exchange program. Today we are formally launching the stock option exchange program. The completion of the option exchange program is contingent on our stockholders approving the Option Exchange at the special meeting of stockholders to be held on January 31, 2024. The option exchange program election period will continue through February 20, 2024. The election period will close on February 20, 2024 at 11:59 Eastern Time, and, subject to stockholder approval at the January 31, 2024 special stockholders meeting, replacement stock options are expected to be granted on February 21, 2024.

As a reminder, if this program is approved by stockholders and implemented, it would provide employees, other than executive officers, the opportunity to exchange significantly “underwater” stock options (i.e., outstanding stock options that have an exercise price that is significantly greater than the current market price for our stock) for a fewer number of new stock options with an exercise price equal to the fair market value of our common stock on the grant date of the new stock options. The replacement options would have a new vesting term and expiration date. The option exchange is entirely voluntary. We are pursuing this initiative to support the retention of our talented people and to better align the interests of our employees with those of our stockholders as we work to create long-term value.

Soon you will receive an email from Infinite Equity (info@mail.infiniteequity.com), our third-party vendor, with information that explains the option exchange program in greater detail, including its potential benefits and risks, and the steps you will need to take if you choose to participate. The email will also contain a link to the Option Exchange website with reference materials and tools you can utilize to help make your decision. You will also receive invitations to virtual information sessions, where the option exchange program will be discussed in more detail. Please review all materials carefully and weigh your decision with care.

I want to reiterate that this is an entirely voluntary program. Neither Sage nor Sage’s Board of Directors can make a recommendation to you about whether or not to participate. We strongly encourage you to consult your personal financial, legal and/or tax advisors as part of your decision-making process. In addition, please note that the replacement options may decline in value, and that the past and current market prices of Sage common stock may provide little or no basis for predicting what the market price of Sage common stock will be at any time in the future. While we don’t have plans to do so, Sage does have the right to terminate or amend the option exchange for a variety of reasons and we would let you know if that were to happen.

Please take the time to carefully review the information and instructions that you will receive. If you have questions about the offer, please email compensation@sagerx.com. If you have questions about the Option Exchange website or logistical steps, please email sage@infiniteequity.com.

Best regards,

Pete

This email is not an offer to exchange any options. There can be no assurance that the option exchange will be implemented even once it has commenced and if it is approved by Sage stockholders. Sage will file a Tender Offer Statement on Schedule TO with the SEC when the option exchange commences. Shortly after Sage commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Sage with the SEC free of charge from the SEC’s website at www.sec.gov.